FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of February, 2005
		 		  ---------------

		  Commission File Number 1-4620
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		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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For Immediate Release

February 25th, 2005

               CRYSTALLEX COMMENTS ON ALBINO CONCESSIONS

TORONTO, ONTARIO, February, 25th 2005 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that, as part of a broad review of numerous mining properties perceived to be inactive or non-compliant, resolutions of the former Ministry of Energy and Mines ("MEM") of Venezuela had been published in Venezuela's Official Gazette #5.761 of February 18, 2005 (released to the public on Thursday, February 24th, 2005) providing notice of termination of the Company's Albino 1 alluvial concession and the Albino vein concession in Bolivar State. The resolutions will be appealed by Crystallex.

The resolutions have no connection to or impact upon the Las Cristinas project presently under development by Crystallex and Venezuela's Corporacion Venezolana de Guayana ("CVG"). The Las Cristinas project is fully compliant with its contractual commitments and continues to enjoy the strong support of local, municipal, State and central governmental authorities.
The Albino-specific resolutions referred to above do not affect any other Crystallex mining properties in Venezuela.

Crystallex operated the Albino 1 alluvial concession in the mid 1990's with a small open pit operation. In 1998, Crystallex suspended the Albino operation, pending further investigation, due to exhaustion of open pit material. More recently, Crystallex has evaluated the underground potential at Albino and designed (with the help of Mine Development Associates, Reno Nevada) a small underground operation to access higher grade ore. In the second half of 2004 Crystallex began the initial development of the underground deposit. The project is being actively permitted by the Ministry of the Environment and Natural Resources ("MARN") with an approval of the "Authorization to impact natural resources" for Albino 1 having been issued by MARN - Bolivar State on February 14, 2005. The explosives permit for the Albino project has also been issued by the responsible government body and site preparation for the explosives magazine as well as the National Guard barracks has been commenced.

Crystallex's appeal will proceed before the Minister of the newly created Ministry of Basic Industries and Mines which has succeeded the MEM in the administration of mining rights in Venezuela.

Todd Bruce, Crystallex President and CEO stated, "The resolutions appear to be the result of a broad initiative which has involved a number of properties in Venezuela and which was designed to deal with concessions that were perceived to be dormant or non-compliant properties. Our appeal will seek to demonstrate to the Ministry that Crystallex is indeed active and committed to the development of the Albino underground facility. Even though Albino will be a very small part of our future operations, it still provides important jobs and social and economic benefit to the local community."

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2006 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

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For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This release contains certain forward-looking statements and information regarding Crystallex's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this release, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in this release, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, whether financial or otherwise, may vary materially from those described on this release. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf as disclosed in this release or elsewhere.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   February 25, 2005     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature